FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                01 November 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 01 November 2004






                                    mmO2 plc


Detailed below is the content of a letter received from Fidelity Investments on 1 November 2004.

mmO2 Contact:
Deborah Russell
Secretarial Services Manager
mmO2 plc
t: +44 (0)1753 628096



MMO2 Plc
Wellington Street
Slough
Berkshire SL1 1YP
United Kingdom

ATTN: Company Secretary

FAX: 011-44-1-753-628-150

1 November 2004

Dear Sirs,

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contactAmanda Phillips on 01737 837092 or by FAX on 01737 837450.

Yours faithfully



Amanda Phillips

Regulatory Reporting Analyst





NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: MMO2 Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company, (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company
(FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By ____________________________
Rani Jandu
Regulatory Reporting Manager, FIL - Investment Compliance
Duly authorized under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity Intenrational Limited and its direct and indirect subsidiaries.

Schedule 'A'


Nominee/Registered Name                         Management        Shares Held
                                                Company

Chase Nominees Limited                          FMRCO              7,053,187
State Street Bank & Trust Company               FMRCO                 23,100
JP Morgan Chase                                 FMRCO                 55,200
Northern Trust                                  FMRCO                401,000
Lloyds Bank Nominees Limited                    FMTC                 186,600
State Street Bank & Trust                       FMTC                 782,900
Bank of New York                                FMTC                 607,600
JP Morgan                                       FMTC                 156,800
Mellon Trust                                    FMTC               1,568,000
Morgan Stanley                                  FMTC                 570,900
Northern Trust                                  FMTC                 843,300
State Street Nominees Ltd                       FMTC                 178,600
Chase Manhattan Bank London                     FISL             156,644,732
Chase Nominees Limited                          FISL               4,846,519
JP Morgan                                       FISL              10,224,856
Chase Nominees Limited                          FPM               11,095,301
Northern Trust                                  FPM                3,325,800
Bank of New York London                         FPM                2,624,200
Deutsche Bank                                   FPM                  265,000
Citibank                                        FPM                   91,300
Mellon Nominees Limited                         FPM                1,075,248
Bankers Trust                                   FPM                7,624,700
Chase Manhattan Bank London                     FIL               17,398,215
Bank of New York London                         FIL               21,754,040
Chase Nominees Limited                          FIL               15,899,934
Northern Trust                                  FIL               19,289,387
Nortrust Nominees Limited                       FIL                  156,800
State Street Bank & Trust                       FIL                1,706,876
Bank of New York Brussels                       FIL                3,538,438
Mellon Nominees Limited                         FIL                  546,000
Citibank                                        FIL                  948,300
Deutche Bank                                    FIL              127,897,169
J P Morgan                                      FIL                3,963,321
Brown Brothers Harriman                         FIL                1,462,694
Deutsche Bank AG London                         FIL                  454,934
State Street Nominees Limited                   FIL                1,711,586
Brown Brothers Harriman Ltd. LUX                FIL                   25,830
Chase Manhattan Bank AG Frankfurt               FIL                  348,400
Dexia Privatbank (Schweiz)                      FIL                   33,100
Mellon Bank                                     FIL                1,050,670
Morgan Stanley                                  FIL                   89,375
State Street Hong Kong                          FIL                   46,200

Total Ordinary Shares                          428,566,212
Current ownership percentage                   4.94%
Shares in issue                                8,677,057,600
Change in holdings since last filing           79,052,963 ordinary shares


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 01 November 2004                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary